Exhibit 99.2
International Data Corporation
April 15, 2025
Figma, Inc.
760 Market Street, Floor 10
San Francisco, CA 94102
Figma, Inc. (the “Company” or “Figma”) has requested that International Data Corporation (“IDC”) execute this letter in connection with a proposed initial public offering of the Company’s securities (the “Offering”). In connection with the Offering, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:
1.IDC consents to the use of and reference to IDC’s name and to the IDC Executive Spotlight sponsored by Figma, “Software Design-involved Workforce Expands to 144M By 2029”, DOC #US53309325, April, 2025, in the Registration Statement.
2.IDC consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, IDC represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

Sincerely,

International Data Corporation

By:	/s/ Stephanie Geary
Name:	Stephanie Geary
Title:	Content Permissions Manager, IDC
Date:	April 15, 2025

Exhibit A
We estimate that our total addressable market is $33 billion today across “software design-involved workers,” as identified by IDC. We calculate our total addressable market based on internal Figma data and the IDC Executive Spotlight sponsored by Figma, “Software Design-involved Workforce Expands to 144M By 2029.” We commissioned this IDC Executive Spotlight, which sizes the global number of participants involved in the product development process.1
1 To estimate our market opportunity, we took IDC primary research-informed models of software design-involved worker populations and then applied our internal pricing data to determine our total addressable market.